Mail Stop 3561

February 17, 2009

Marc D. Stolzman
Chief Financial Officer
Blue Nile, Inc.
705 Fifth Avenue South, Suite 900
Seattle, Washington 98104

> **Re: Blue Nile, Inc.**
> **Form 10-K for the Fiscal Year Ended December 30, 2007**
> **Filed February 27, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 18, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 29, 2008**
> **Filed August 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 28, 2008**
> **Filed November 7, 2008**
> **File No. 000-50763**

Dear Mr. Stolzman:

        We have reviewed your response letter dated January 29, 2009 and have the following comment. You should comply with the comment in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2007

Liquidity and Capital Resources, page 29

1. We note your response to comment four of our December 30, 2008 letter and we reissue our comment in part. Please revise your disclosure to discuss whether you expect the economic trends you note to continue and how such trends may impact your plans to expand, your available liquidity, or any other factor that may be material.

You may contact Chris Chase, Attorney-Adviser, at (202) 551-3550 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding the comments issued. Please contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director